FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....

(Registrant)

Date : 15th May, 2002

....

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

2002 Q1 RESULTS

Athens, 15 May 2002

National Bank of Greece announced today the results of the Group and the parent company for the first quarter of 2002.

The Bank reported Q1 profits before tax of € 119 million, up 11.2% on the 2001 Q4 figure and down 52.8% compared with 2001 Q1 profit before tax. The decrease on the 2001 Q1 figure was due to the € 69.5 million decline in trading gains and the decline of non-recurring gains from the sale of real estate (€ 29.5 million).

Similarly affected, the Group's 2002 Q1 profit before tax and after minorities totaled € 136.2 million representing a 6.0% increase on the 2001 Q4 figure of € 128.4 million and a decrease of 50.9% as against the 2001 Q1 profit before tax and after minorities.

The Group's income structure reflects the steady growth of non-trading income, which now represents 84.4% of the Group's overall income. The contribution of the Bank's international network stood at 16.4% reflecting the Group's dynamic expansion abroad.

The improvement in the Group's core profitability is attributed to a substantial increase in net interest income (NII), amounting to € 274.7 million, as against € 270.1 million for 2001 Q4. The Group's 2002 Q1 net interest margin (NIM) was 234 bps, down 9 bps compared with 2001 Q1 NIM. Similarly, the Bank's 2002 Q1 net interest margin reached 209 bps as against 219 bps in 2001 Q1.

The Group's core profitability was also supported by its fee and commission business, whose performance (€ 80.2 million, net) represented a marginal increase on the 2001 Q1 figure of € 79.5 million, despite unfavorable stock market conditions that impacted adversely on investment banking commissions. Fees and commissions non-related to capital markets increased by 11.9% for the Group.

The Group's loan and corporate bond portfolio grew markedly, totaling € 22 billion as at 31 March 2002, up 15.3% year-on-year. Retail banking posted a remarkable performance in the first quarter of 2002. The Bank's mortgage and consumer credit balances (credit cards, consumer and personal loans) grew by 22.0% and 43.1% respectively. New loan disbursements have been growing faster than in 2001, in line with the Bank's business plan.

Despite the substantial growth of the Group's loan portfolio, its high quality has been maintained. Loans in arrears (after provisions) represent only 2.1% of the total loan portfolio and are fully collateralized. Furthermore, the Group's strong deposit base brought its 2002 Q1 loan-to-deposit ratio to 43% which allows the Group to rationally grow its operations.

The Group's 2002 Q1 operating expenses stood at € 70.8 million (the 2001 average), remaining unchanged relative to the 2001 average but down on the 2001 Q4 amount of € 84.8 million. The declining trend of operating expenses is more substantial taking into account that in 2002 Q1 operating expenses include a non-recurring amount of € 3 million for the introduction of the euro. The exceptional cost of the introduction of the euro will be fully absorbed in the second quarter of the 2002. The Group's efficiency ratio stood at 66.2% in 2002 Q1 compared with 60.4% in 2001 Q1, due to the decline in trading gains. The corresponding ratio for the Bank was 62.0% in 2002 Q1 as against 56.6% in 2001.

The Group's 2002 Q1 before tax return on average equity stood at 23.0% compared with 27.1% in 2001 reflecting the decline in trading gains. Lower trading gains were also responsible for the decline in Group's return on average assets before tax and minorities (2002 Q1: 1.07%, 2001: 1.40%).

The Bank's before tax return on average equity in 2002 Q1 dropped to 20.8% as against 26.7% in 2001.

Group income statement

thousand €	Q1/ 2002	Q1/ 2001	y-o-y %	Q4/ 2001	q-o-q %
Net interest income	274 717	283 514	-3.1%	270 078	+1.7%
Dividend income	4 197	12 049	-65.2%	7 127	-41.1%
Net commission income	80 196	79 528	+0.8%	86 834	-7.6%
Trading gains	68 104	157 946	-56.9%	89 065	-23.5%
Other operating income	8 495	8 208	+3.5%	8 776	-3.2%
Total operating income	**435 709**	**541 245**	**-19.5%**	**461 880**	**-5.7%**
Staff costs	(177 525)	(168 803)	+5.2%	(189 242)	-6.2%
Other administrative expenses	(70 847)	(63 599)	+11.4%	(84 813)	-16.5%
Depreciation	(38 642)	(32 282)	+19.7%	(37 631)	+2.7%
Other operating charges	(1 279)	(1 627)	-21.4%	(2 299)	-44.4%
Provisions	(37 292)	(36 539)	+2.1%	(56 438)	-33.9%
Total operating expenses	**(325 585)**	**(302 850)**	**+7.5%**	**(370 423)**	**-12.1%**
Extraordinary income	27 696	44 853	-38.3%	38 410	-27.9%
Profit before tax and minorities	**137 820**	**283 248**	**-51.3%**	**129 867**	**+6.1%**
Minority interests	(1 653)	(6 138)	-73.1%	(1 438)	+15.0%
Profit before tax	**136 167**	**277 110**	**-50.9%**	**128 429**	**+6.0%**

Group commission income

thousand €	Q1/ 2002	Q1/ 2001	y-o-y %	Q4/ 2001	q-o-q %
Retail [(1)]	25 369	21 853	+16.1%	31 201	-18.7%
Corporate [(2)]	16 640	12 453	+33.6%	17 450	-4.6%
Asset management	11 824	9 360	+26.3%	2 296	+415.0%
Other [(3)]	24 343	26 215	-7.1%	28 533	-14.7%
	78 176	**69 881**	**+11.9%**	**79 480**	**-1.6%**
Investment and capital markets [(4)]	9 984	14 117	-29.3%	18 651	-46.5%
Total Group	**88 160**	**83 998**	**+5.0%**	**98 131**	**-10.2%**

[(1)] Commissions on mortgages and consumer loans, credit cards and deposit account charges.

[(2)] Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

[(3)] Commissions on money transfers, foreign exchange transactions and other intermediation commissions.

[(4)] Commissions on custodian services, brokerage and IPO fees.

Group trading gains

thousand €	Q1/ 2002	Q1/ 2001	y-o-y %	Q4/ 2001	q-o-q %
Bond trading and hedging	70 783	139 502	-49.3%	42 054	+68.3%
FX trading	8 284	4 341	+90.8%	8 648	-4.2%
Equities trading	(124)	14 091	-100.9%	18 022	-100.7%
Derivatives hedging	(2 105)	12		20 341	-110.4%
Equity method investments	(8 734)				
Total Group	**68 104**	**157 946**	**-56.9%**	**89 065**	**-23.5%**

Group loans

thousand €	Q1/ 2002	Q1/ 2001	y-o-y %	31.12 2001	q-o-q %
Commercial loans	12 261 398	12 015 217	+2.0%	12 226 673	+0.3%
Mortgages	4 948 853	4 097 249	+20.8%	4 800 134	+3.1%
Consumer and credit cards loans	2 147 331	1 634 021	+31.4%	2 009 231	+6.9%
Total Group	**19 357 582**	**17 746 487**	**+9.1%**	**19 036 038**	**+1.7%**
Performing	17 915 783	16 372 858	+9.4%	17 630 406	+1.6%
Non- performing	1 441 799	1 373 629	+5.0%	1 405 632	+2.6%
Total Group	**19 357 582**	**17 746 487**	**+9.1%**	**19 036 038**	**+1.7%**
Provisions	(1 034 470)	(987 561)	+4.7%	(1 009 423)	+2.5%
NPLs/ Gross Loans	7.4%	7.7%		7.4%	
net NPLs/ Gross Loans	2.1%	2.2%		2.1%	
Provision coverage	71.7%	71.9%		71.8%	

Group key- ratios

	Q1/ 2002	2001
Net Interest Margin	2.34%	2.43%
Return on Average Assets (before tax and minorities)	1.07%	1.40%
Return on Average Equity (before tax)	23.0%	27.1%
Efficiency (Cost: Income)	66.2%	60.4%

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 MARCH 2002

(In thousand euro)

ASSETS		31.03.2002			31.03.2001	
1. Cash in hand, balances with central banks			1 420 524			3 634 656
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			115 214			9 829
3. Loans and advances to credit institutions:						
(a) Repayable on demand		*18 801*			*4 491*	
(b) Other loans and advances		8 332 821	8 351 622		8 442 927	8 447 418
3A. Reverse Repos			147 918			79 410
4. Loans and advances to customers		16 676 863			15 090 646	
Less: Provisions for doubtful debts		(807 153)	15 869 710		(790 703)	14 299 943
5. Debt securities including fixed-income securities:						
(a) Government		13 710 980			12 154 531	
(b1) Corporates		2 207 170			976 818	
(b2) Other issuers		208 102	16 126 252		263 105	13 394 454
6. Shares and other variable-yield securities			402 365			410 227
7. Participating interests			295 926			291 866
8. Shares in affiliated undertakings			1 705 128			1 592 891
9. Intangible assets						
(a) Establishment and formation expenses		3 765			3 653	
(c) Other intangible assets		207 135			160 759	
Less : Amortisation of intangible assets as at 31.3		(118 916)	91 984		(76 668)	87 744
10. Tangible assets						
(a) Land		169 962			170 320	
(b) Buildings	265 380			250 863		
Less: Depreciation of buildings as at 31.3	(192 227)	73 153		(182 110)	68 753	
(c) Furniture, electronic & other equipment	250 260			217 833		
Less: Depreciation of furniture, electronic & other equipment as at 31.3	(169 741)	80 519		(142 726)	75 107	
(d) Other tangible assets	9 740			9 581		
Less: *Depreciation of other tangible assets as at 31.3*	*(6 235)*	*3 505*		*(5 862)*	*3 719*	
(e) Fixed assets under construction and advances		23 697	350 836		10 108	328 007
12. Own shares and bonds			1 387			511 221
13. Other assets			476 863			589 819
14. Prepayments and accrued income			203 131			340 249
TOTAL ASSETS			45 558 860			44 017 734

LIABILITIES		31.03.2002		31.03.2001	
1. Amounts owed to credit institutions:					
(a) Repayable on demand		109 578		250 018	
(b) Time and at notice		2 687 397	2 796 975	2 211 648	2 461 666
2. Amounts owed to customers:					
(a) Deposits		33 427 994		32 573 640	
(b) Other debts		170 324		277 006	
(c) Repos		5 094 977	38 693 295	4 323 955	37 174 601
3. Debts evidenced by certificates:					
(a) Debt securities in issue		1 654		1 721	
(b) Other		44 255	45 909	69 524	71 245
4. Other liabilities			1 235 252		1 121 564
5. Accruals and deferred income			151 904		106 440
6. Provisions for liabilities and charges:					
(a) Provisions for staff pensions and similar obligations		1 698		580	
(b) Provisions for taxation		5 108		7 846	
(c) Other provisions		9 777	16 583	9 205	17 631
6A. Provisions for general banking risks			6 894		6 476
7. Subordinated liabilities			227 364		224 121
Equity:					
8. Paid-up capital		1 026 362		998 049	
9. Share premium account		35 971		482 340	
10. Reserves		930 277		858 489	
11. Fixed assets revaluation reserve		86 374		114 645	
11a. Fixed asset investment subsidy		*181*		553	
12. Retained earnings		186 516		67 553	
13. Mandatorily convertible bond (L. 2441/96)		-	2 265 681	59 970	2 581 599
14. Profit before tax for the period 1.1 - 31.3			119 003		252 391
TOTAL LIABILITIES			45 558 860		44 017 734

OFF- BALANCE SHEET ITEMS	31.03.2002	31.03.2001
1.Contingent liabilities	22 734 924	10 549 446
2. Commitments arising on sale and repurchase agreements	3	261
3. Other off-balance-sheet items	36 507 408	42 818 332
TOTAL OFF- BALANCE SHEET ITEMS	59 242 335	53 368 039

Notes:
1. The fixed assets of the Bank are free of charges or encumbrances as at 31.03.2002.
2. Capital expenditure in real estate in the first three months of 2002 amounted to € 3 465 thousand.
3. The total number of employees in Greece and abroad was 15 154 as at 31.03.2002.
4. The 31.03.2002 and 31.03.2001 financial statements are compiled on the basis of provisional trial balances. Also, certain corresponding amounts of the prior period have been reclassified for consistency reasons.
5. The accounting principles followed are similar to those of the preceding accounting period 2001.
6. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 MARCH 2002
(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.03.2002			31.03.2001		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	181 813			204 164		
- Other interest and similar income	403 425	585 238		593 745	797 909	
2. Interest payable and similar charges		(364 109)	221 129		(567 832)	230 077
3. Income from securities:						
(a) Income from shares and other variable-yield securities	440			4 818		
(b) Income from participating interests	1 579			832		
(c) Income from shares in affiliated undertakings	8 705	10 724		12 187	17 837	
4. Commissions receivable		63 985	74 709		61 107	78 944
			295 838			309 021
5. Commissions payable			(9 810)			(7 949)
			286 028			301 072
6. Net profit on financial operations		72 182			141 651	
7. Other operating income		4 363	76 545		4 039	145 690
			362 573			446 762
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(98 127)			(93 134)		
- Social security costs	(36 089)			(34 029)		
- Other charges	(13 299)	(147 515)		(12 598)	(139 761)	
(b) Other administrative expenses						
- Taxes and duties	(8 705)			(6 763)		
- Service fees	(19 192)			(16 741)		
- Other fees to third parties	(25 978)	(53 875)	(201 390)	(21 554)	(45 058)	(184 819)
			161 183			261 943
9. Fixed assets depreciation		(22 323)			(18 915)	
10. Other operating charges		(1 186)	(23 509)		(1 360)	(20 275)
Profit on ordinary activities before provisions			137 674			241 668
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(29 000)			(29 347)
Profit on ordinary activities before tax			108 674			212 321
15. Extraordinary income		6 888			8 120	
16. Extraordinary charges		(2 007)			(3 120)	
17. Extraordinary profit		5 448	10 329		35 070	40 070
18. Profit (before tax)			119 003			252 391

Athens, 14 May 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS N. LONGAKIS

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2002
(In thousand euro)

ASSETS	31.3.2002			31.3.2001		
1. Cash in hand, balances with central banks			1 626 538			3 865 639
2. Treasury bills and other bills eligible for refinancing with central banks			158 686			59 737
3. Due from financial institutions						
(a) Repayable on demand		65 642			69 378	
(b) Other loans and advances		8 269 259	8 334 901		8 407 399	8 476 777
3A. Reverse Repos			120 383			90 940
4. Loans and advances to customers		19 561 420			17 964 881	
Less: Provisions for doubtful debts		(1 034 471)	18 526 949		(987 561)	16 977 320
5. Debt securities including fixed-income securities						
(a) Government		14 537 089			13 532 977	
(b1) Corporates		2 430 123			1 106 563	
(b2) Other issuers		1 003 470	17 970 682		505 457	15 144 997
6. Shares and other variable-yield securities			618 900			1 100 397
7. Participating interests			325 245			326 268
8. Shares in affiliated undertakings			911 691			804 342
9. Intangible assets						
(a) Establishment and formation expenses		7 221			6 247	
(a) Goodwill		4 154			4 527	
(c) Other intangible assets		235 807			184 511	
Less: Amortisation of intangible assets as at 31.3		(133 963)	113 219		(88 842)	106 443
10. Tangible assets						
(a) Land		209 693			213 424	
(b) Buildings	395 999			356 363		
Less: Depreciation of buildings as at 31.3	(225 968)	170 031		(215 133)	141 230	
(c) Furniture, electronic & other equipment	381 564			328 303		
Less: Depreciation of furnitures, electronic & other equipment as at 31.3	(239 385)	142 179		(206 170)	122 133	
(d) Other tangible assets	178 632			152 144		
Less: Depreciation of other tangible assets as at 31.3	(77 576)	101 056		(74 228)	77 916	
(e) Fixed assets under construction and advances		46 045	669 004		38 621	593 324
12. Own shares and bonds			172 016			710 305
13. Other assets			594 426			725 657
14. Prepayments and accrued income			237 576			383 700
TOTAL ASSETS			50 380 216			49 365 846

LIABILITIES	31.3.2002		31.3.2001	
1. Amounts owed to credit institutions				
(a) Repayable on demand	115 869		270 447	
(b) Time and at notice	2 853 772	2 969 641	2 474 914	2 745 361
2. Amounts owed to customers				
(a) Deposits	37 169 390		35 978 012	
(b) Other liabilities	642 188		307 019	
(c) Repos	5 147 236	42 958 814	4 862 708	41 147 739
3. Debts evidenced by certificates				
(a) Debt securities in issue	1 625		1 721	
(b) Other	101 655	103 280	158 731	160 452
4. Other liabilities		1 346 486		1 439 062
5. Accruals and deferred income		187 956		140 027
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	22 989		20 183	
(b) Provisions for taxation	5 226		7 904	
(c) Other provisions	24 303	52 518	24 361	52 448
6A. Provisions for general banking risks		9 498		9 210
7. Subordinated liabilities		207 474		205 571
Equity:				
8. Paid-up capital	1 026 362		998 049	
9. Share premium account	35 971		482 340	
10. Reserves	1 200 340		1 179 034	
11. Fixed asset revaluation reserve	91 816		125 472	
11a. Fixed asset investment subsidy	681		1 052	
12. Retained earnings	330 857		254 019	
13. Consolidation differences	(340 526)		(289 928)	
14. Minority interests	61 228		372 720	
15. Mandatorily convertible bond (L. 2441/96)	0	2 406 729	59 970	3 182 728
Group profit before tax for the period 1.1 - 31.3	136 167		277 110	
Minority profit before tax	1 653	137 820	6 138	283 248
TOTAL LIABILITIES		50 380 216		49 365 846

OFF-BALANCE SHEET ITEMS	31.3.2002	31.3.2001
1. Contingent liabilities	22 851 897	11 179 368
2. Commitments arising out of sale and repurchase agreements	3	261
3. Other off-balance-sheet items	40 354 257	45 836 317
TOTAL OFF-BALANCE SHEET ITEMS	63 206 157	57 015 946

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2002

(In thousand euro)

PROFIT AND LOSS ACCOUNT		31.3.2002			31.3.2001	
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	204 477			232 081		
- Other interest and similar income	467 446	671 923		659 837	891 918	
2. Interest payable and similar charges		(397 206)	274 717		(608 404)	283 514
3. Income from securities:						
(a) Income from shares and other variable-yield securities	1 028			10 238		
(b) Income from participating interests	1 921			1 578		
(c) Income from shares in affiliated undertakings	1 248	4 197		233	12 049	
4. Commissions receivable		88 160	92 357		83 998	96 047
			367 074			379 561
5. Commissions payable			(7 964)			(4 470)
			359 110			375 091
6. Net profit on financial operations		68 104			157 946	
7. Other operating income		8 495	76 599		8 208	166 154
			435 709			541 245
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(121 165)			(115 536)		
- Social security costs	(39 372)			(37 357)		
- Other charges	(16 988)	(177 525)		(15 910)	(168 803)	
(b) Other administrative expenses						
- Taxes and duties	(11 708)			(8 508)		
- Service fees	(29 672)			(27 263)		
- Other fees to third parties	(29 467)	(70 847)	(248 372)	(27 828)	(63 599)	(232 402)
			187 337			308 843
9. Fixed assets depreciation		(38 642)			(32 282)	
10. Other operating charges		(1 279)	(39 921)		(1 627)	(33 909)
Profit on ordinary activities before provisions			147 416			274 934
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(37 292)			(36 539)
Profit on ordinary activities before tax			110 124			238 395
15. Extraordinary income		11 567			11 393	
16. Extraordinary charges		(3 194)			(4 015)	
17. Extraordinary profit		19 323	27 696		37 475	44 853
18. Profit before tax and minority interests			137 820			283 248
Minority interests			(1 653)			(6 138)
Profit before tax			136 167			277 110

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Securities Company S.A., 8) "Diethniki" Mutual Fund Management S.A., 9) "National" Mutual Fund Management S.A., 10) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 11) National Management and Organization Co., 12) "Ethniki" Leasing S.A., 13) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 14) NBG International Ltd, 15) NBG Finance plc, 16) National Securities Co (Cyprus Ltd), 17) Interlease AD (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEVA Bulgaria AD, 21) ETEVA Emerging Markets Fund Ltd, 22) ETEVA Estate Fund Ltd, 23) ETEVA Venture Capital Management Company Ltd, 24) ETEVA Romania, 25) "Ethniki" Venture Capital Management S.A., 26) Stopanska Banka AD Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory SRL, 29) NBG International Inc., 30) NBG Private Equity Ltd, 31) NBG Bancassurance Insurance Brokers S.A., 32) NBG Management Services Ltd and 33) NBG International Jersey Ltd.

Of the companies included in the consolidated financial statements as at 31.3.2001, "Greek Shipowners Investments Co. S.A" has been merged through absorption with "National Investment Bank for Industrial Development S.A." in accordance with the provisions of Law 2166/93 and "Worthington Limited Partnership" did not exist at 31.3.2002 due to termination. National Investment Company S.A. which used to be fully consolidated was consolidated with the equity method of accounting as at 31.3.2002. The company referred to under item 33 above, was consolidated for the first time as at 30.6.2001.

B) The fixed assets of the Group are free of charges or encumbrances as at 31.3.2002.

C) The total number of Group's employees as at 31.3.2002 was 21 349.

D) The accounting principles followed are similar to those of the preceding accounting period.

E) At 31.3.2002 the fair value of the trading portfolio of the Group as compared to the amortised cost was lower by € 170 867 thousands.

F) Certain items in 2001 were reclassified so as to be comparable with the corresponding items of 2002.

Athens, 14 May 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS